UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2007.

Commission File Number: 0-01097

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THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

(Full title of the plan)

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THE STANDARD REGISTER COMPANY

600 Albany Street, Dayton, Ohio  45408

(Name of issuer of the securities held pursuant to the plan and address of its principal executive office)

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 THE STANDARD REGISTER

EMPLOYEE SAVINGS PLAN

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2007

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

DECEMBER 31, 2007

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm

1

Statement of Net Assets Available for Benefits

2

Statement of Changes in Net Assets Available for Benefits

3

Notes to the Financial Statements

4

Supplemental Schedules

Schedule of Assets Held for Investment Purposes

9

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

The Standard Register Employee Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of The Standard Register Employee Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BATTELLE & BATTELLE LLP

June 25, 2008

Dayton, Ohio

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2007	2006

ASSETS
Cash	$ 72,895	$ -

Participant directed investments, at fair value:
Standard Register Company common stock	1,374,574	2,352,439
Mutual funds	155,582,598	153,080,375
Common trust funds	90,173,791	98,831,169
Participant loans	4,064,151	4,086,477
Total investments	251,195,114	258,350,460

Total assets	251,268,009	258,350,460

LIABILITIES
Excess contributions payable	193,687	276,189

NET ASSETS REFLECTING ALL INVESTMENTS, at fair value	251,074,322	258,074,271

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE
FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	(238,673)	536,735

NET ASSETS AVAILABLE FOR BENEFITS	$ 250,835,649	$ 258,611,006

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2007

Investment income (loss):
Interest and dividends	$ 17,729,951
Net depreciation in fair value of investments	(957,906)
Total investment income	16,772,045

Contributions:
Participant	13,266,673
Employer	4,234,311
Total contributions	17,500,984

34,273,029

Deductions in net assets attributed to:
Benefits paid directly to participants	41,911,538
Administrative fees	136,848
Total deductions	42,048,386

Net decrease	(7,775,357)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	258,611,006

End of year	$ 250,835,649

The accompanying notes are an integral part of the financial statements.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007

NOTE 1 - DESCRIPTION OF PLAN

The following description of The Standard Register Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide participating employees of The Standard Register Company (the Company or employer) with the opportunity to plan a savings program for long-term financial security. All full-time employees are eligible to participate in the Plan.

Participant Contributions

Participants may elect to contribute between 1% and 50% of their eligible annual compensation, subject to limitations imposed by the Internal Revenue Code.  The Plan allows automatic enrollment (with a 3% salary deferral) for newly hired employees until they elect otherwise and automatic 1% annual increases in the deferral percentages for those deferring less than 6% until the 12% level is attained. If a participant does not wish to participate in this automatic incremental increase or wishes to change the amount of future annual increases in his or her contribution percentages, he or she can do so by contacting the Plan’s trustee.  This program does not apply to those employees deemed highly compensated.

Employer Contributions

The Company makes matching contributions of 75% of up to 6% of each dollar contributed by participants who participate in the Pension Equity Plan formula for benefits under The Stanreco Retirement Plan. For participants who participate in The Stanreco Retirement Plan’s Traditional Formula, the matching contribution is 10% of each dollar contributed by the participant. The employer makes matching contributions at the end of each pay period.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the employer contribution portion of their accounts plus earnings thereon is based on years of continuous service. A participant has no vested interest for the first three years of credited service. After three years, a participant is 100 percent vested. If a participant terminates or retires, the participant’s non-vested portion of the employer match is used to reduce future employer contributions.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Distributions

All distributions under the Plan are paid in lump sum or periodic installments. Installments (quarterly, semi-annually, or annually) may not exceed 15 years and are not allowed if the installment payment will be for an amount less than $100 per month.

Distributions are not permitted while participants are employed by the Company, except for “Hardship” as defined by the IRS, when employees reach age 59½ or become disabled, and distributions of after-tax contributions and rollovers. Participants who have terminated or retired may elect an immediate distribution or may defer this distribution up to age 70½ if the fund balance is at least $5,000.

Participant Loans

An active participant may obtain a loan by direct application with the trustee. A loan may be up to $50,000 or 50% of the participant’s nonforfeitable individual account balance, whichever is lower. The minimum loan amount shall be $1,000. If the loan is to be used to acquire the participant’s principal residence, then the minimum loan amount is $10,000. The maximum loan term is four years, nine months for regular loans, and 15 years for principal residence loans. The minimum term for all loans is one year.

Forfeited Accounts

Forfeited, non-vested accounts totaled $145,228 and $146,140 at December 31, 2007 and 2006, respectively. These amounts are used to reduce future employer contributions.  Employer matching contributions were reduced by $388,911 from forfeited non-vested accounts during the year ended December 31, 2007.

Nondiscrimination Tests

There is a limit placed on the percent of compensation deferred by those participants found in the highest paid one-third of all eligible employees. The Company compares the deferral percentages against several tests as prescribed by law. If the tests are not met, the Company reduces the contribution percentage of the group comprising the highest paid one-third of all participants until the tests are met. If, at the end of the year, the tests are still not met, the Company reclassifies the amount of salary deferral made by the participants in this top one-third group. The Company then moves the necessary amount of pre-taxed money out of the salary deferral accounts, subjects this amount to taxability, and refunds any excess to the participants. Excess contributions at December 31, 2007 and 2006 amounted to $193,687 and $276,189, respectively.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

Payment of Benefits

Benefits are recorded when paid.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Plan Trustee

Investments are held by T. Rowe Price Trust Company (T. Rowe Price), the Plan’s trustee.

Administrative Expenses

A portion of the Plan's administrative expenses are paid by the employer.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with accounting principles generally accepted in the United States, and expands disclosure about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Plan administrator has not determined the effect that the adoption of SFAS No. 157 will have on the Plan’s financial statements.

NOTE 3 - INVESTMENTS

The Plan’s investment in The Standard Register Company common stock is stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end.  Investments in common trust funds are reported at fair value based on the unit prices quoted by the fund, which represents the fair value of the underlying investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in interest and dividends.

NOTE 3 – INVESTMENTS (CONTINUED)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (“FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present the fair value of the Plan’s investment contract as well as the adjustment of the investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract-value basis.

During 2007, the Plan’s investments (including investments bought, sold and held during the year) depreciated in value by a net $957,906, as follows:

Standard Register Company common stock	$ 38,378
Mutual Funds	(2,948,288)
Common trust funds	1,952,004
$ (957,906)

The following presents the fair value of investments that represent 5 percent or more of the fair value of the Plan’s net assets at December 31:

	2007	2006
Morgan Stanley International Equity Fund	$ 16,288,057	*
T. Rowe Price Balanced Fund	22,575,507	$ 28,240,624
T. Rowe Price Equity Index Trust	49,791,410	36,221,500
T. Rowe Price Mid-Cap Value Fund	16,173,534	*
T. Rowe Price Mid-Cap Growth Fund	28,003,953	24,228,663
T. Rowe Price New Horizons Fund	24,495,063	41,945,429
T. Rowe Price Small-Cap Value Fund	*	18,512,905
T. Rowe Price Stable Value Common Trust Fund	40,382,381	62,609,669
T. Rowe Price Spectrm Income Fund	22,832,107	*

* Investment did not exceed 5% of the Plan’s net assets.

NOTE 4 - PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but continuance is not assumed as a contractual obligation and the Company reserves the right at any time by action of its Board of Directors to terminate the Plan. The allocation and distribution of contributions would be in accordance with the approved Plan agreement.

NOTE 5 - INCOME TAX STATUS

The Plan obtained its latest determination letter on November 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - RELATED-PARTY TRANSACTIONS (PARTIES-IN-INTEREST)

Certain Plan investment purchases and sales are sales of mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee of the Plan; therefore, these transactions qualify as party-in-interest transactions. During the year ended December 31, 2007, such purchases were $87,014,079, and such sales totaled $99,144,193.

Certain Plan investment purchases and sales are shares of The Standard Register Company common stock (Standard Register Company stock). During the year ended December 31, 2007, purchases of Standard Register Company stock were $1,347,450 and sales were $2,363,688. The ending balance in the Standard Register Company stock represents approximately 0.5% and 0.9% of the Plan’s total investments as of December 31, 2007 and 2006, respectively.

Fees paid for trustee, third party administration, and investment advisory services rendered by parties-in-interest during the year totaled $136,848.

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

NOTE 8 – SUBSEQUENT EVENT

On April 28, 2008, the company announced that it was modifying its qualified defined benefit pension plan for participants still accruing benefits under that Plan. Effective June 30, 2008, these participants will cease accruing pension benefits and the final pension benefit amount will be based on pay and service through June 29, 2008. The Company match in the 401(k) Plan will also be increased for the affected employees from the current 10% to 75% on the first 6% of eligible compensation deferred effective, June 30, 2008.

THE STANDARD REGISTER EMPLOYEE SAVINGS PLAN

EMPLOYER IDENTIFICATION NUMBER 31-0455440

PLAN NUMBER 015

SCHEDULE H, PART IV, 4i

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2007

		( c )			(e)
	(b)	Description of		(d)	Fair
(a)	Identity of Issue	Investment		Cost	Value

	COMMON STOCK
*	Standard Register Company	117,888	shares	**	$ 1,374,574

	COMMON TRUST FUNDS
*	T. Rowe Price Equity Index Trust	1,140,697	units	**	49,791,410
*	T. Rowe Price Stable Value Common
	Trust Fund - at contract value	40,143,708	units	**	40,143,708
	Adjustment from contract value to fair
	value for fully benefit-responsive
	investment contracts				238,673
	Total common trust funds			**	90,173,791

	MUTUAL FUNDS
*	T. Rowe Price Mid-Cap Value Fund	720,104	shares	**	16,173,534
	Morgan Stanley International Equity Fund	870,088	shares	**	16,288,057
*	T. Rowe Price Growth Stock Fund	144,305	shares	**	4,857,295
*	T. Rowe Price New Horizons Fund	802,854	shares	**	24,495,063
*	T. Rowe Price Small-Cap Value Fund	305,064	shares	**	10,957,884
*	T. Rowe Price Mid-Cap Growth Fund	485,590	shares	**	28,003,953
*	T. Rowe Price Balanced Fund	1,095,898	shares	**	22,575,507
*	T. Rowe Price Equity Income Fund	334,491	shares	**	9,399,198
*	T. Rowe Price Spectrum Income Fund	1,869,951	shares	**	22,832,107
	Total mutual funds			**	155,582,598

		Rates ranging from
		5.0% to 10.5%
*	PARTICIPANT LOANS	maturing through 2021		**	4,064,151

	Total Investments			**	$ 251,195,114

	An (*) in column (a) identifies a person to be a party-in-interest to the plan.

	** Cost omitted for participant directed investments.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

The Standard Register Employee Savings Plan

Date:  June 26, 2008

/S/  CRAIG J. BROWN

Craig J. Brown, Chair

Plan Administrative Committee

EXHIBITS

The following exhibits are being filed with this Annual Report on Form 11-K:

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

 EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-51181) pertaining to The Standard Register Employee Savings Plan of our report dated June 25, 2008 with respect to the financial statements and supplemental schedule of The Standard Register Company Employee Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2007.

/S/ BATTELLE & BATTELLE LLP

June 25, 2008

Dayton, Ohio